SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 26, 2025

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated September 26, 2025 “NOTICE OF A DISPOSAL OF A BENEFICIAL INTEREST IN DRDGOLD SECURITIES”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: September 2026, 2025    By: /s/ Adriaan Davel
        Name: Adriaan Davel
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Group”)

NOTICE OF A DISPOSAL OF A BENEFICIAL INTEREST IN DRDGOLD SECURITIES

In accordance with section 122(3)(b) of the Companies Act, No. 71 of 2008, as amended (“Companies Act”), and paragraph 3.83(b) of the JSE Limited Listings Requirements (“JSE Listings Requirements”), DRDGOLD shareholders are advised that the Company has received notification, in the prescribed form, from VanEck Associates Corporation (“VanEck”), advising that it has disposed of a beneficial interest in DRDGOLD such that VanEck now holds 1.46% of the total issued ordinary share capital of the Company.

The Company will file the relevant notification with the Takeover Regulation Panel and the Companies and Intellectual Property Commission, as required in terms of sections 122(3)(a) and 122(3A) of the Companies Act.

Johannesburg
26 September 2025

Sponsor
One Capital